Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

 (Dollars in millions)

	Six months ended June 30,
	2010	2009

Earnings from continuing operations before income taxes	$338.2	$302.0
Less: Equity earnings	(26.1)	(27.7)
Add: Total fixed charges deducted from earnings	118.8	108.9
Dividends received from equity investees	37.5	13.6

Earnings available for payment of fixed charges	$468.4	$396.8

Fixed charges

Interest expense	$115.6	$106.0
Portion of operating lease rental deemed to be interest	3.2	2.9

Total fixed charges deducted from earnings and fixed charges	$118.8	$108.9

Ratio of earnings to fixed charges	3.9	3.6